Comunicado de prensa

Arcelor Mittal reducirá temporalmente su producción de productos planos en Europa en un contexto marcado por elevados niveles de stocks

Luxemburgo, 31 de octubre de 2006 - Arcelor Mittal prevé reducir temporalmente la producción en sus plantas de productos planos en Europa, en respuesta a evoluciones a corto plazo en el mercado siderúrgico. La compañía prevé posponer en dos semanas la puesta en marcha de uno de sus hornos altos en Dunquerque (Francia) durante el cuarto trimestre de este año. Asimismo, la compañía prevé llevar a cabo trabajos de mantenimiento programado en uno de sus hornos altos de Avilès (España). La producción en dicho horno alto se interrumpirá a partir del primer trimestre de 2007, antes de la fecha inicialmente prevista. Estas medidas se adoptan en un contexto de mercado caracterizado por una demanda estable y por el aumento de los niveles de stocks.

A este respecto, Christophe Cornier, máximo responsable de la organización de Planos Europa de Arcelor Mittal, señaló que “durante el primer semestre de 2006, el elevado nivel de oferta condujo a una reconstitución de los stocks. La demora en el arranque de la instalación de Dunquerque y la parada del horno alto de Avilès contribuirán a equilibrar los inventarios en el conjunto de la cadena de creación de valor del sector siderúrgico y nos permitirán seguir manteniendo relaciones sostenibles con nuestros clientes en un contexto de mercado en el que la demanda subyacente se mantiene elevada”.

Información sobre Arcelor Mittal

Arcelor Mittal es el mayor productor siderúrgico mundial, con una plantilla de 320.000 trabajadores en más de 60 países. La compañía, que se constituirá en 2007 tras concluir con éxito la oferta pública de adquisición, agrupa a las compañías siderúrgicas número uno y número dos mundiales, Arcelor y Mittal Steel.

Arcelor Mittal ocupa una posición de liderazgo en todos los principales mercados mundiales, incluyendo el automóvil, la construcción, los electrodomésticos y los envases. Dispone de una destacada posición en materia de I+D y tecnología, así como de sustanciales recursos propios de materias primas y excelentes redes de distribución. Cuenta con instalaciones industriales en 27 países de Europa, Asia, África y América, lo que le permite estar presente en todos los mercados claves del acero, tanto en economías desarrolladas como en mercados emergentes. La compañía se ha fijado el objetivo de desarrollar su posición en China e India, mercados que en ambos casos presentan un elevado crecimiento.

Los resultados financieros pro forma de Arcelor Mittal correspondientes al primer semestre de 2006 arrojan una cifra de negocio conjunta de 43.281 millones de euros, con una capacidad de producción anual de aproximadamente 130 millones de toneladas, lo que representa en torno al 10% de la producción mundial de acero. La compañía aplica los principios más estrictos en materia de responsabilidad social corporativa y prevé publicar periódicamente indicadores significativos en términos de desarrollo sostenible que reflejen la consecución de estos objetivos.

Arcelor Mittal - Relaciones con inversores

Europa Continental	+352 4792 2414
Reino Unido / Asia / África	+44 207 543 1172
América	+1 312 899 3569
Inversores individuales	+352 4792 2434
Inversores socialmente responsables	+352 4792 2902

Arcelor Mittal - Relaciones con la prensa

Nicola Davidson	+44 207 543 1162 / 1172
Luc Scheer	+352 4792 2360

Medios del Reino Unido:	Maitland Consultancy
Philip Gawith	+44 20 7379 5151
Lydia Pretzlik	+44 20 7379 5151

Medios de Francia:	Image 7
Tiphaine Hecketsweiler	+331 5370 7470

Communiqué de presse

Arcelor Mittal ralentira temporairement sa production d’aciers plats en Europe dans un contexte marqué par de hauts niveaux de stocks

Luxembourg, 31 octobre 2006 - Arcelor Mittal annonce aujourd’hui son intention de réduire temporairement la production de ses installations d’aciers plats carbone en Europe, en réponse à des développements à court terme sur le marché de l’acier. La société prévoit de reporter de deux semaines la remise en service de l’un de ses hauts fourneaux de Dunkerque (France), au cours du quatrième trimestre. En outre, la société prévoit des travaux de maintenance programmée dans un de ses hauts fourneaux situés à Avilès (Espagne). Le haut fourneau sera arrêté à partir du premier trimestre 2007, en avance par rapport au calendrier initialement prévu. Ces mesures sont prises dans un contexte de marché caractérisé par une demande stable et des niveaux de stocks en hausse.

Christophe Cornier, Executive Vice President Flat Carbon Steel Europe d’Arcelor Mittal a déclaré : "Pendant le premier semestre de 2006, l’offre élevée a entraîné une reconstitution des stocks. Le report de la remise en service de l’installation de Dunkerque et l’arrêt du haut fourneau de Avilès contribueront à équilibrer les stocks dans l’ensemble de la chaîne de création de valeur de l’acier et nous aideront à maintenir des relations durables avec nos clients dans un contexte de marché caractérisé par une demande qui demeure soutenue".

A propos d’Arcelor Mittal

Arcelor Mittal est le numéro un mondial de la sidérurgie, avec 320 000 employés dans plus de 60 pays. La société, qui se constituera en 2007 après la conclusion positive de l’offre d’acquisition, réunit le premier et le deuxième producteurs d’acier du monde, Arcelor et Mittal Steel.

Arcelor Mittal est leader sur tous les principaux marchés mondiaux, y compris l’automobile, la construction, l’électroménager et l’emballage. L’entreprise est un acteur de premier plan dans le domaine de la technologie et de la R&D, et dispose d’importantes ressources propres de matières premières et d’excellents réseaux de distribution. Son dispositif industriel réparti dans 27 pays d’Europe, d’Asie, d’Afrique et d’Amérique lui permet d’être présente sur tous les marchés clés de l’acier, tant dans les économies émergentes que dans les économies développées. L’entreprise s’est fixé comme objectif de développer ses positions en Chine et en Inde, deux pays dont les marchés sont en plein essor.

Les chiffres financiers clés pro forma d’Arcelor Mittal pour le premier semestre 2006 font ressortir un chiffre d’affaires combiné de 43,281 milliards d’euros, avec une capacité de production annuelle de quelques 130 millions de tonnes, ce qui représente environ 10 pour cent de la production mondiale d’acier. La société respecte les plus hauts standards en matière de responsabilité sociale d’entreprise et prévoit de publier périodiquement des indicateurs significatifs de développement durable pour être à la hauteur de cette ambition.

Arcelor Mittal – Relations Investisseurs

Europe Continentale	+352 4792 2414
Royaume Uni / Asie / Afrique	+44 207 543 1172
Amériques	+1 312 899 3569
Investisseurs Individuels	+352 4792 2434
SRI	+352 4792 2902

Arcelor Mittal - Communication

Nicola Davidson	+44 207 543 1162 / 1172
Luc Scheer	+352 4792 2360

Media Royaume Uni :	Maitland Consultancy
Philip Gawith	+44 20 7379 5151
Lydia Pretzlik	+44 20 7379 5151

Media France :	Image 7
Tiphaine Hecketsweiler	+331 5370 7470

Press release

For Immediate Release

Arcelor Mittal to temporarily slow its European flat steel production as inventories are replenished

Luxembourg, October 31st, 2006 - Arcelor Mittal announces today that it plans to temporarily reduce output from its European Flat Carbon Steel mills in response to short term developments in the steel market. The company in particular, plans to delay the restart of one of its blast furnaces in Dunkirk (France) by two weeks in the fourth quarter. In addition, the company anticipates scheduled maintenance work on one of its blast furnaces in Avilès (Spain). The blast furnace will be idled as of the first quarter of 2007, ahead of the initial schedule. These moves take place in a market environment marked by stable demand and increasing inventory levels.

Christophe Cornier, Arcelor Mittal Executive Vice President Flat Carbon Steel Europe said : "During the first half of 2006, strong supply replenished inventories in the market. The delay in restarting the unit in Dunkirk and the idling of the Avilès blast furnace will help to balance inventories throughout the steel value chain and maintain sustainable relationships with our customers in a market in which underlying demand continues to be healthy."

About Arcelor Mittal

Arcelor Mittal is the world’s number one steel company, with 320,000 employees in more than 60 countries. The company, which will be incorporated in 2007 following the successful tender offer, brings together the world’s number one and number two steel companies, Arcelor and Mittal Steel.

Arcelor Mittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

Arcelor Mittal key pro forma financials for the first six months of 2006 show combined revenues of €43,281 billion, with approximate production capacity of 130 million tonnes a year, representing around 10 per cent of world steel output. The company respects the highest standards in corporate social responsibility and intends to periodically publish significant sustainable development key performance indicators to live up to this ambition.

Contact at Arcelor Mittal’s Investor Relations

Continental Europe	+352 4792 2414
UK/Asia/Africa	+44 207 543 1172
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+352 4792 2902

Contact at Arcelor Mittal’s Communication

Nicola Davidson	+44 207 543 1162 / 1172
Luc Scheer	+352 4792 2360

UK media:	Maitland Consultancy
Philip Gawith	+44 20 7379 5151
Lydia Pretzlik	+44 20 7379 5151

French media:	Image 7
Tiphaine Hecketsweiler	+331 5370 7470